EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                            CONTACT IN U.S.
Korea Thrunet Co., Ltd.                     Thomson Financial Corporate Group
Yong S. Lee                                 Jennifer Angell
Investor Relations                          Investor Relations
welcome@corp.thrunet.com                    jennifer.angell@tfn.com
------------------------                    -----------------------
822-3488-8058                               212-807-5137


   Korea Thrunet Announces the Closing of the Sale of its Leased Line Assets
                                  to SK Global

Seoul and New York, October 29, 2002 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that the Company closed the sale of assets related to its domestic leased line business, including local fiber optic network and related equipment, to SK Global Co., Ltd ("SKG") on October 28, 2002. The total sale price for the assets transferred was KRW 346.9 billion, or approximately US$ 283 million. The asset transfer agreement was entered into on July 5, 2002 and was approved at the shareholders' meeting on August 2, 2002.

The Company emphasized that, with the closing of the asset transfer to SKG, the first phase of its corporate restructuring plan to sell a headquarter building, HFC network, and assets related to the domestic leased line business, has been successfully completed. The Company now can focus on the broadband Internet access business and drive its marketing efforts on aggressive customer acquisition activities and efficient customer retention programs. At the same time, with the proceeds from the asset sales, the Company is able to repay all outstanding debt maturing this year.

Sang Woo Kim, Senior Vice President of the Company, stated, "We will now place our efforts in the second phase of restructuring, i.e., raising capital for an aggressive marketing and operational activities."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, with 1,306,366 paying end-users at the end of September 2002. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.


Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone:822-3488-8058           Fax: 822-3488-8511          http://www.thrunet.com

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